UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2

LILIS ENERGY, INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

532403201
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 532403201	Page 2 of 6

1.	NAMES OF REPORTING PERSONS. Marc Ezralow

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF	5.	SOLE VOTING POWER	210,115
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER	1,011,451
OWNED BY
EACH	7.	SOLE DISPOSITIVE POWER	210,115
REPORTING
PERSON WITH	8.	SHARED DISPOSITIVE POWER	1,011,451

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 1,221,566

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%

12.	TYPE OF REPORTING PERSON IN

CUSIP NO. 532403201	Page 3 of 6

Item 1(a).	Name of Issuer.

Lilis Energy, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

300 East Sonterra, Blvd. Suite 1220

San Antonio, TX 78258

Item 2(a).	Name of Person Filing.

The names of the persons filing are:

(i) Marc Ezralow

Item 2(b).	Address of Principal Business Office, or, if None, Residence.

23622 Calabasas Road, Suite 200

Calabasas, CA 91302

Item 2(c).	Citizenship.

United States.

Item 2(d).	Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, $0.0001 par value per share (the “Common Stock”).

Item 2(e).	CUSIP No.

532403201

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 19,103,602 shares of Common Stock issued and outstanding as of November 14, 2016, as reported in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2016.

(a)	Amount beneficially owned: 1,221,566.

Marc Ezralow may be deemed to beneficially own 1,221,566 shares of the Issuer’s Common Stock, as more fully set forth herein.

CUSIP NO. 532403201	Page 4 of 6

Collectively, the shares of Common Stock reported herein in which Marc Ezralow has shared voting and dispositive power over such shares are an aggregate of 1,011,451 shares. Such shares are held directly by (a) the Ezralow Family Trust u/t/d 12/9/1980 (the “Family Trust”) in the amount of 36,723 shares, where Marc Ezralow, as a co-trustee of the Family Trust, shares voting and dispositive power over such shares, and thus, may be deemed to beneficially own such shares; (b) the Ezralow Marital Trust u/t/d 1/12/2002 (the “Marital Trust”) in the amount of 42,583 shares, where Marc Ezralow, as a co-trustee of the Marital Trust, shares voting and dispositive power over such shares, and thus, may be deemed to beneficially own such shares; (c) Elevado Investment Company, LLC, a Delaware limited liability company (“Elevado Investment”), in the amount of 140,821 shares, where Marc Ezralow as a co-trustee and manager, respectively, of the two trusts and limited liability company that comprise the managing members of Elevado Investment, shares voting and dispositive power over such shares, and thus, be deemed to beneficially own such shares; (d) EMSE LLC (“EMSE”), a Delaware limited liability company, in the amount of 81,949 shares, where Marc Ezralow, as a manager of EMSE shares voting and dispositive power over such shares, and thus, may be deemed to beneficially own such shares; (e) EZ Colony Partners, LLC, a Delaware limited liability company (“EZ Colony”), in the amount of 709,372 shares, where Marc Ezralow as the sole trustee of one of the trusts that is a manager of EZ Colony, shares voting and dispositive power over such shares, and thus, may be deemed to beneficially own such shares; and (f) EZ MM&B Holdings, LLC, a Delaware limited liability company (“EZ MM&B”) in the amount of 3 shares, where Marc Ezralow as the sole trustee of one of the trusts that is a manager of EZ MM&B, and as a co-trustee and manager, respectively, of the two trusts and limited liability company that comprise the managing members of one of the other managers of EZ MM&B, shares voting and dispositive power over such shares, and thus, may be deemed to beneficially own such shares.

Collectively, the shares of Common Stock reported herein in which Marc Ezralow has sole voting and dispositive power over said Common Stock are 210,115 shares. Such shares are held directly by (a) the Marc Ezralow 1997 Trust u/t/d/ 11/26/1997, Marc Ezralow, Trustee (the “Marc Trust”) in the amount of 175,266 shares, where Marc Ezralow as sole trustee of the Marc Trust has sole voting and dispositive power over such shares, and thus, may be deemed to beneficially own such shares; and (b) the SPA Trust u/t/d 9/13/2004 (the “SPA Trust”), in the amount of 34,849 shares, where Marc Ezralow as sole trustee of the SPA Trust has sole voting and dispositive power over such shares, and thus, may be deemed to beneficially own such shares.

The sum of the shares of Common Stock over which Marc Ezralow shares voting and dispositive power (1,011,451 shares) and the shares of Common Stock over which Marc Ezralow has sole voting and dispositive power (210,115 shares) is 1,221,566. Based on the total of 19,103,602 shares of Common Stock of the Issuer issued and outstanding as of November 14, 2016, Marc Ezralow may thus be deemed to beneficially own an aggregate of 6.4% of the Issuer’s Common Stock. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Person that he has formed a group with any of the other entities or individuals referenced herein.

(b)	Percent of class: 6.4%.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 210,115.

(ii)	Shared power to vote or direct the vote: 1,011,451.

(iii)	Sole power to dispose or direct the disposition: 210,115.

(iv)	Shared power to dispose or direct the disposition: 1,011,451.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

CUSIP NO. 532403201	Page 5 of 6

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017	/s/ Marc Ezralow
Marc Ezralow